Exhibit 99.1

JinkoSolar Schedules 2017 Annual General Meeting to be Held on November 15, 2017

SHANGHAI, October 12, 2017 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the solar PV industry, today announced that it will hold its 2017 annual general meeting on Wednesday, November 15, 2017 at 10:00 a.m. (Beijing time) at 9F, Jinko Building, 99 Shouyang Road, Jingan District, Shanghai, China, for the following purposes:

•	To re-elect Mr. Longgen Zhang as a director of the Company;
•	To re-elect Mr. Yingqiu Liu as a director of the Company;
•	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2017;
•	To authorize the directors of the Company to determine the remuneration of the auditors;
•	To authorize each of the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit;
•	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2016, and the report of the board of directors; and
•	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on October 13, 2017 (New York time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2016 Annual Report, containing the complete audited financial statements and the report of auditors for the year ended December 31, 2016, together with the report of the board of directors, are available on the Investor Relations Section of the Company’s website at www.jinkosolar.com.

The Company will provide to all holders of its ordinary shares, upon request, a hard copy of the Company’s 2016 Annual Report and the report of the board of directors free of charge.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial, and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 6.0 GW for silicon ingots and wafers, 4.5 GW for solar cells, and 7.5 GW for solar modules, as of June 30, 2017.

JinkoSolar has over 15,000 employees across its 8 production facilities in China (5), Malaysia, Portugal, and South Africa; 16 overseas subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates; and 18 global sales offices in China (2), United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil, and Mexico.

To find out more, please see: www.jinkosolar.com.

Safe Harbor/Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3056

Email: ir@jinkosolar.com